UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

ZTO Express (Cayman) Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G9897K 105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Meisong Lai
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,834,918 ordinary shares. See Item 4.
	6	Shared Voting Power 206,100,000 ordinary shares. See Item 4.
	7	Sole Dispositive Power 1,676,754 ordinary shares. See Item 4.
	8	Shared Dispositive Power 206,100,000 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 212,934,918 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 29.6%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons Zto Lms Holding Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 206,100,000 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 206,100,000 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 206,100,000 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 28.6%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).                  Name of Issuer:

ZTO Express (Cayman) Inc.

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

Building One, No. 1685 Huazhi Road

Qingpu District, Shanghai, 201708
People’s Republic of China

Item 2(a).                  Name of Person Filing:

Meisong Lai

Zto Lms Holding Limited

Item 2(b).                  Address of Principal Business Office, or, if none, Residence:

Meisong Lai

Building One, No. 1685 Huazhi Road

Qingpu District, Shanghai, 201708
People’s Republic of China

Zto Lms Holding Limited

Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town

Tortola, British Virgin Islands

Item 2(c).                   Citizenship:

Meisong Lai — People’s Republic of China

Zto Lms Holding Limited — British Virgin Islands

Item 2(d).                  Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”).  The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e).                   CUSIP No.:

G9897K 105

Item 3.                                 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.                                 Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2016:

Reporting Person	Amount beneficially owned:		Percent of class:(1)		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Meisong Lai	212,934,918	(2)	29.6	%(3)	6,834,918	(2)	206,100,000	(2)	1,676,754	(2)	206,100,000	(2)
Zto Lms Holding Limited	206,100,000	(4)	28.6	%(5)	0		206,100,000	(4)	0		206,100,000	(4)

(1)         The percentage of the class of securities beneficially owned by each reporting person is based on 720,564,604 outstanding ordinary shares as a single class, being the sum of 514,464,604 Class A Ordinary Shares (excluding 10,841,836 Class A Ordinary Shares issued and reserved for the purpose of the Issuer’s employee share holding platform, all shareholder rights attaching to which shares have been waived by the holder thereof) and 206,100,000 Class B Ordinary Shares outstanding as of December 31, 2016, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(2)         Includes (i) 206,100,000 Class B Ordinary Shares held by Zto Lms Holding Limited, (ii) 5,158,164 Class A Ordinary Shares held by Zto Es Holding Limited (“ZTO ES”) for purpose of the Issuer’s employee share holding platform and (iii) 1,676,754 American depositary shares (“ADSs”) of the Issuer (representing the same number of Class A Ordinary Shares) held by Zto Tjy Holding Limited, the holding vehicle of an employee of the Issuer.

The 206,100,000 Class B Ordinary Shares held by Zto Lms Holding Limited may be converted into 206,100,000 Class A Ordinary Shares at any time by the holder thereof. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited.

The Issuer granted rights to receive dividends on, and to receive sale proceeds of, the 5,158,164 Class A Ordinary Shares held by ZTO ES to certain of the Issuer’s employees. ZTO ES remains the record holder of these shares and retains the voting rights with respect to these shares. Mr. Meisong Lai is the sole director of ZTO ES.

According to a written document signed by Mr. Meisong Lai and Zto Tjy Holding Limited, in December 2016, Zto Tjy Holding Limited purchased a total of 1,676,754 ADSs on the open market on behalf of Mr. Lai and pursuant to Mr. Lai's instruction, and Mr. Lai has the sole voting and dispositive power with respect to those ADSs.

(3)         The voting power of the shares beneficially owned represent 80.3% of the total voting power of all issued and outstanding ordinary shares of the Issuer. The percentage of voting power is calculated based on the voting power of all Class A Ordinary Shares and Class B Ordinary Shares as a single class as of December 31, 2016.

(4)         Represented by 206,100,000 Class B Ordinary Shares held by Zto Lms Holding Limited, which may be converted into 206,100,000 Class A Ordinary Shares at any time by the holder thereof.

(5)         The voting power of the shares beneficially owned represent 80.0% of the total voting power of all issued and outstanding ordinary shares of the Issuer.

Item 5.                                 Ownership of Five Percent or Less of a Class

Not applicable

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.                                 Identification and Classification of Members of the Group

Not applicable

Item 9.                                 Notice of Dissolution of Group

Not applicable

Item 10.                          Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Meisong Lai	/s/ Meisong Lai

Zto Lms Holding Limited	By:	/s/ Meisong Lai
	Name:	Meisong Lai
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement